希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L190-06cc
Your Ref :

10 August 2006

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL


06016139

Dear Sirs

Hysan Development Company Limited (Exemption No. 82-1617)
- Announcement – Revised Annual Cap for Existing Continuing Connected Transaction

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the captioned announcement which was published in the Hong Kong newspapers on 10 August 2006 for your kind attention and records.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

dlw 8/22



China Daily (10 August 2006)

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Revised Annual Cap for Existing Continuing Connected Transaction

Reference is made to the announcement dated 9 November 2005 (the "Previous Announcement") in respect of a lease arrangement (the "Lease") between OHA Property Company Limited ("OHA"), a wholly-owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group") and Atlas Corporate Management Limited ("Atlas"), a wholly-owned subsidiary of Lee Hysan Estate Company, Limited ("Lee Hysan Estate"). Lee Hysan Estate is a substantial shareholder which holds 41.07% of the issued share capital of the Company and hence a connected person of the Company. Accordingly, Atlas is a connected person of the Company and the Lease constitutes a continuing connected transaction for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

As referred to in the Previous Announcement, the annual consideration of the Lease includes the rental for the whole floor and operating charges. The operating charges are reviewed and determined in accordance with Hysan rates generally applicable to its portfolio.

Pursuant to the terms of the Lease, the operating charges shall be subject to revision by OHA from time to time during the continuance of the term of the Lease. The operating charges were revised with effect from 1 April 2006. Following that revision, the Annual Cap (as defined below) in relation to the Lease will be increased for each of the financial years ending 31 December 2006, 2007 and 2008.

As each of the percentage ratios (other than the profit ratio) in respect of the increased Annual Cap (as defined below) is less than 2.5%, the Lease continues to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

BACKGROUND

Reference is made to the announcement of the Company dated 9 November 2005 in respect of the Lease entered into between OHA and Atlas.

Atlas is a wholly-owned subsidiary of Lee Hysan Estate, a substantial shareholder and connected person of the Company which holds approximately 41.07% of the issued share capital of the Company as at the date of this announcement. Accordingly, Atlas is a connected person of the Company under the Listing Rules and the Lease constitutes a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

OHA, a wholly-owned subsidiary of the Company, is the owner of the property known as One Hysan Avenue at 1 Hysan Avenue, Causeway Bay, Hong Kong. As disclosed in the Previous Announcement, OHA has entered into lease arrangement with Atlas in respect of certain office premises at One Hysan Avenue. The particulars of the Lease are set out below:

Date of agreement	:	9 November 2005
Parties to the agreement	:	OHA as landlord Atlas as tenant
Premises	:	Whole of 21st Floor, One Hysan Avenue, Causeway Bay, Hong Kong
Term	:	3 years commencing from 1 November 2005

As referred to in the Previous Announcement, the annual consideration receivable under the Lease is HK$1,357,632 (the "Annual Cap") based on the aggregate amount of the rent and operating charges but exclusive of Government rates. Where the unexpired term of the Lease is less than one year, the annual consideration will be calculated on a pro-rata basis. The maximum monthly basic rent specified in the Lease was determined on an arm's length basis based on prevailing market rates. Operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REVISED ANNUAL CAP

Pursuant to the term of the Lease, the operating charges shall be subject to revision by OHA from time to time during the continuance of the term of the Lease. The monthly operating charges were revised from HK$26,827 to HK$27,117 with effect from 1 April 2006. Following that revision, the Annual Cap in relation to the remaining term of the Lease in each of the financial years ending 31 December 2006, 2007 and 2008 will increase to HK$1,360,242, HK$1,361,112 and HK$1,134,260 respectively.

REASONS FOR THE TRANSACTION

As referred to in the Previous Announcement, the Lease was entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The directors of the Company (the "Directors") (including the Independent non-executive Directors) are of the view that, despite the revision of the operating charges, the Lease and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Directors (including the Independent non-executive Directors) also believe that the revised Annual Caps as set out above are fair and reasonable.

REGULATORY ASPECTS

As each of the percentage ratios (other than the profit ratio) in respect of the revised Annual Cap for the Lease is less than 2.5%, the Lease continues to only be subject to the reporting, announcement and annual review requirements set out in Rules 14A.45 to 14A.47 and Rules 14A.37 to 14A.40 of the Listing Rules and exempted from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Lease will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

OHA is a wholly-owned subsidiary of the Company. Its principal business is property investment.

Atlas is a wholly-owned subsidiary of Lee Hysan Estate, a substantial shareholder which holds 41.07% of the issued share capital of Hysan. Its principal business is provision of corporate management services.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 9 August 2006

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Managing Director) Michael Tze Hau Lee; (Independent non-executive Directors) Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.